Exhibit 99.1

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars.

Suncor Energy declares 12% quarterly dividend increase to $0.47 per common share

Calgary, Alberta (May 9, 2022) – Suncor (TSX: SU) (NYSE: SU) Energy’s Board of Directors has approved a quarterly dividend of $0.47 cents per common share representing a 12% increase over the prior quarter dividend and the highest quarterly dividend in the company’s history.

A combination of operational improvements, the accelerated realization of the $2 billion free funds flow target and a higher level of share buybacks have driven free funds flow per share that is stronger than the scenario presented at the 2021 Investor Day. This has enabled accelerated dividend increases including doubling the dividend last October and the further increase to the dividend announced today.

This dividend will be payable June 24, 2022 to shareholders of record at the close of business on June 3, 2022.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

1-800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com